December 23, 2009

Via EDGAR transmission and U.S. Mail

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jim B. Rosenberg

Re:	Helicos BioSciences Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the quarterly period ended September 30, 2009
Schedule 14A Filed April 24, 2009
File No. 001-33484

To Whom It May Concern:

This letter is submitted by Helicos BioSciences Corporation (the “Company”) in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated December 15, 2009, to Ronald A. Lowy, the Company’s Chief Executive Officer (the “Comment Letter”).  Due to the travel schedules of key members of the Company’s staff and previously scheduled year-end activities and Company-wide holidays, the Company hereby respectfully requests an extension of time to respond properly to the Comment Letter.  The Company expects that it will be able to provide a response to the Comment Letter to the Staff on or before January 20, 2010.  Please contact Mark Solakian, the Company’s General Counsel, at (617) 264-1885 if you are unable to grant this request.

Thank you very much for your assistance in this matter.

Kindest regards,

HELICOS BIOSCIENCES CORPORATION

/s/ Ronald A. Lowy

Ronald A. Lowy
Chief Executive Officer

cc:	Laura Crotty, U.S. Securities and Exchange Commission (via U.S mail)
James Peklenk, U.S. Securities and Exchange Commission (via U.S mail)
Mary Mast, U.S. Securities and Exchange Commission (via U.S mail)
Mark Solakian, Helicos BioSciences Corporation (by hand)
James Matarese, Goodwin Procter LLP (via U.S mail)

Helicos BioSciences Corporation

One Kendall Square, Building 700

Cambridge, MA 02139